

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

Via E-mail
John Abbott
Chief Executive Officer
MeetMe, Inc.
100 Union Square Drive
New Hope, Pennsylvania 18938

> Re: **MeetMe, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 001-33105**

Dear Mr. Abbott:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 1

1. Please provide a fuller and more detailed description of the functioning of your platform. For example, how do the social games and applications permit users to connect with new people?

2. Please revise to explain how mobile credits and "Lunch Money" work and explain how each of these products generates revenue.

3.   We note in the table on page 3 the significant decrease in the number of MAUs and Visits for the Quepasa platform. Please revise to explain to what you attribute this decline.

4.   We note your disclosure on page 3 that your advertising is not dependent on "one or a few major customers." However, we also note your disclosure on page F-12 that two customers comprised 36% and 14% of total revenues in 2011. Please explain.

5.   We note that the operating metrics disclosed on page 3 do not appear to be consistent with those disclosed on page 31. For example, your disclosure on page 3 indicates that the monthly average page views for your platforms during the quarter ended December 31, 2011 was approximately 8.6 billion, but you disclose total page views of 5.43 billion for such period on page 31. This is just an example. Please explain.

Financial Statements

Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Accounts Receivable – Trade, page F-6

6.   Please explain to us why the amount of impressions "often differ between tracking systems" and how the resulting discounts are determined. Also, tell us if one system normally reports more impressions than another and explain why you and your advertisers do not designate a specific system for measuring impressions.

Revenue Sources and Recognition, Virtual Currency, page F-10

7.   Please disclose and tell us how you are accounting for the virtual currency earned by users.

8.   Please disclose and tell how you are accounting for Social Theater revenues that are distributed outside your owned and operated properties and mobile applications.

9.   For Social Theater revenues that you act as a principal, please tell us why it is appropriate to account for such revenues upon delivery of the virtual currency to the users' account.

Note 2 – Business Acquisition, page F-13

10.   Please provide us your analysis documenting your basis for concluding the company was the accounting acquirer, when accounting for the merger with Insider Guides, Inc. Include in your response your consideration of the factors found in ASC 805-10-55-12.

11.   Regarding your allocation of the Insider Guides, Inc. purchase price allocation, please tell us in detail why a customer relationship intangible asset was not recognized.

Definitive Proxy Statement Incorporated by Reference Into Part III

Executive Committee, page 7

12.   Please revise to disclose that the executive committee consists of three members, two of whom are Mr. Abbott and Mr. Cook, both of whom are officers of the company and neither of whom is independent.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

13.   Please tell us why the following from your earnings call was not discussed in your management's discussion and analysis.
- Your mobile and web average revenue per daily active user is $0.03 and $0.14, respectively. We note that you intend to close this gap.
- In the 2013 1st quarter, you plan to launch a subscription based mobile product that will provide future revenues.
- In the current and the 2013 1st quarters, you plan to launch two new premium products on mobile platforms (e.g., feed advertising solution). We note that your "main focus is on growing mobile app revenue" by monetizing your mobile platform.

14.   We note your statement on page 25 that improving your mobile products and increasing mobile usage is a "key priority" and that approximately 60% of MeetMe daily active users access the site on mobile devices. In your future filings, please provide a more detailed analysis of known events, trends and uncertainties with respect to your monetization of mobile products and your use of virtual currency. For example, we note that the growth rate of mobile users was higher than the growth rate of your other users in the quarter ending September 30, 2012. Your disclosure should address how the increase in mobile users will impact your results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director